Exhibit 3.9

Registration Code: 350213810016356

Business License granted by:
Xiamen Xiang’an District Administration of Industry & Commerce (chop)

Date: Jan 6, 2009

The Business License is subject to annual check during Jan 1st to May 31st yearly, and becomes invalid overdue for the check.
Business name:
Xiamen Xiang’an District Yixinrong Fruit & Vegetable Market

Name of shop owner: LIN Yin

Type of incorporation:
Individual operation of business

Business address:
No. 240 Xinxing Street,, Xindian Town, Xiang’an District ( Rm. 101, Agricultural Machinery Building of the Town)

Business scope and mode:
Sales of fresh fruits and vegetables (any of above-listed business scope subject to license of relevant departments shall be operated only after approval)

Validity of Business License:
From Jan 6, 2009 to Jan 5, 2013.